FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: December 20, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2       Date of Material Change

   December 20, 2004

Item 3       News Release

The news release dated December 20, 2004 was issued in Vancouver, BC and disseminated through Stockwatch and Market News.

Item 4       Summary of Material Change

The Issuer announced, pursuant to section 111 of the Securities Act (British Columbia), that Donner Minerals Ltd.’s (“Donner”) recent acquisition of 2,000,000 common shares of the Issuer, through the exercise of 2,000,000 warrants at a price of $0.15 per common share, together with the 10,360,750 common shares of the Issuer held prior to the exercise, has resulted in Donner holding 12,360,750 of the Issuer’s common shares, representing 22.9% of the Issuer’s current issued and outstanding share capital.

Item 5       Full Description of Material Change

The Issuer announced, pursuant to section 111 of the Securities Act (British Columbia), that Donner Minerals Ltd.’s (“Donner”) recent acquisition of 2,000,000 common shares of the Issuer, through the exercise of 2,000,000 warrants at a price of $0.15 per common share, together with the 10,360,750 common shares of the Issuer held prior to the exercise, has resulted in Donner holding 12,360,750 of the Issuer’s common shares, representing 22.9% of the Issuer’s current issued and outstanding share capital.

In addition, Donner continues to hold 3,800,000 warrants of the Issuer exercisable at $0.15 per common share expiring March 25, 2005. Assuming exercise by Donner of all its warrants, it would hold a maximum of 16,160,750 common shares, representing 27.9% of the Issuer’s then issued and outstanding share capital. The Issuer and Donner have directors in common. The creation of Donner’s control block, by way of the exercise of warrants, was approved by the Issuer’s shareholders at its annual general meeting held on March 5, 2003.

The shares were acquired by Donner for investment purposes, and primarily for Donner to have exposure to and an indirect interest in the Issuer’s West Raglan Project. The Issuer understands that Donner intends to acquire additional shares of the Issuer through the exercise of the remaining outstanding warrants.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7       Omitted Information

No information has been omitted in respect of the material change.

Item 8       Executive Officer

DAVID PATTERSON
Chief Executive Officer       Telephone: (604) 684-6535

Item 9       Date of Report

December 20, 2004.

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer